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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No._____________)*

                               FASTNET CORPORATION
                                (Name of Issuer)
                          Common Stock of No Par Value
                         (Title of Class of Securities)
                                   311877-10-4
                                 (CUSIP Number)
                                 March 14, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           Rule 13d-1(b)
         X Rule 13d-1(c)
           Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

                                                               Page 1 of 4 pages

CUSIP No. 311877-10-4

1.       Names of Reporting Persons     I.R.S. Identification Nos. of Above Persons (entities only)
         Cybertech Wireless, Inc.       16-1569201

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  - Not Applicable
         (b)  - Not Applicable

3.       SEC Use Only

4.       Citizenship or Place of Organization   Delaware

Number of shares beneficially owned by each reporting person with:

5.       Sole Voting Power                      2,000,000 shares of Common Stock of No Par Value

6.       Shared Voting Power

7.       Sole Dispositive Power                 2,000,000 shares of Common Stock of No Par Value

8.       Shared Dispositive Power

9.       Aggregate amount beneficially owned by each reporting person
                                                2,000,000 shares of Common Stock of No Par Value

10.      Check box if the aggregate amount in row (9) excludes certain shares*   Not Applicable

11.      Percent of class represented by amount in row 9
                                             11.12%

12.      Type of reporting person*
                                             CO


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                                     SCHEDULE 13G             Page 2 of 4 pages

ITEM 1
------

1(a)     Name of Issuer:                    FASTNET Corporation

1(b)     Address of Issuer's Principal      Two Courtney Place
         Executive Offices:                 3864 Courtney Street, Suite 130
                                            Bethlehem, PA 18017

2(a)     Name of Person Filing:             Cybertech Wireless, Inc.

2(b)     Address or Principal Business      1555 East Henrietta Road
         Office:                            Rochester, NY 14623

2(c)     Citizenship:                       Delaware

2(d)     Title of Class of Securities:      Common Stock of No Par Value

2(e)     CUSIP No.:                         311877-10-4

ITEM 3
------

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check
whether the person filing is a:      NOT APPLICABLE

(a)      [  ]  Broker or Dealer registered under Section 15 of the Act.

(b)      [  ]  Bank as defined in Section 3(a)(6) of the Act.

(c)      [  ]  Insurance Company as defined in Section 3(a)(19) of the Act.

(d)      [  ]  Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)      [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)      [  ]  An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii)(F)

(g)      [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)      [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)      [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
               Company Act of 1940

(j)      [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

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                                       SCHEDULE 13G            Page 3 of 4 pages

ITEM 4.  OWNERSHIP
------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:      2,000,000 shares of Common Stock of No Par Value
         (b)  Percent of Class:               11.12%
         (c)  Number of Shares as to which such person has:
                  (i) Sole power to vote or direct the vote:  2,000,000
                  (ii) Shared power to vote or to direct the vote:  Not Applicable
                  (iii) Sole power to dispose or to direct the disposition of:  2,000,000
                  (iv) Shared power to dispose or to direct the disposition of: Not Applicable

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not Applicable.

ITEM 10. CERTIFICATIONS
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SCHEDULE 13G                Page 4 of 4 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated                March 22, 2001

Signature            /S/ William D. Palma
                     ---------------------------

Name/Title           William D. Palma, President

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.